Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

May 5, 2023

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Abby Adams

Re:	Fisher Wallace Laboratories, Inc. Post-Qualification Amendment No. 1 on Form 1-A Filed March 29, 2023

Dear Ms.  Adams:

This letter is submitted on behalf of our client, Fisher Wallace Laboratories, Inc. (the “Company”), regarding the Company’s Post-Qualification Amendment No. 1 on Form 1-A, filed March 29, 2023.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated April 20, 2023; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Cover Page

1.	Comment: Please revise the cover page to provide a price per security, including the value of non- cash consideration for the bonus shares. Refer to Securities Act Rule 251(a)(1). Additionally, please ensure that your disclosure describes the differentiated pricing or terms in the summary section.

Response: We have updated the offering circular in accordance with the Staff’s comments.

2.	Comment: Please revise your cover page to disclose that you have a dual class structure.

Response: We have updated the offering circular in accordance with the Staff’s comments.

Plan of Distribution

Investor Perks and Additional Bonus Shares, page 18

3.	Comment: Please fill in the blank in this section to clarify who may receive bonus shares.

Response: We have updated the offering circular in accordance with the Staff’s comments.

General

4.	Comment: Please revise to provide a balance sheet as of the two most recently completed fiscal year end. Refer to Form 1-A, Part F/S(b)(3)(A).

Response: We have updated the offering circular to include 2022/2021 financial statements.

5.	Comment: We note the addition of the StartEngine OWNers program in this post-qualification amendment. Please clarify the total number of shares of common stock you are offering. In this regard, we note that your cover pages discloses up to 937,207 shares of Class B common stock, plus up to 281,162 Bonus Shares. Your plan of distribution; however, now states that "certain investors in this offering are entitled to 10% Bonus Shares of the company’s Common Stock (effectively a discount on the price paid per share)."

Response: We have updated the offering circular in accordance with the Staff’s comments.

The changes reflected in the Amendment have been made in response to the Staff’s comments. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/
Jeffrey S. Marks